FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE IN DISTRIBUTION FOR

JULY 2005 OF $US0.16

Calgary, Alberta – June 16, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$0.16 per trust unit will be paid on July 15, 2005 in respect of the June 2005 production.  The distribution will be paid in $US funds to unitholders of record at the close of business June 30, 2005.  The ex-distribution date is June 28, 2005.

This is the sixth increase in the monthly cash distribution since January 2004, when Enterra began paying cash distributions representing a 60% increase in monthly cash distributions.

Effective for distributions paid in 2005, the Canadian non-resident withholding tax will be applied to 100% of the distribution, to comply with recent proposed tax regulation changes.  The withholding tax rate is typically 15% for U.S. residents.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Reg Greenslade, Chairman

The Equity Group

Telephone (403) 213-2507

Linda Latman (212) 836-9609

Keith Conrad, President and CEO

Andreas Marathovouniotis (212) 836-9611

Telephone (403) 444-4424

www.theequitygroup.com

Fax (403) 444-0100

www.enterraenergy.com